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SEC FILE NUMBER
8-35184

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SMG Securities, Inc

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

333 EAST 66TH STREET, SUITE 2-O
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William French	(917) 558-1623	bfrench@scott-macon.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Adeptus Partners LLC
(Name – if individual, state last, first, and middle name)

733 State Route 35 N	Ocean Township	NJ	07712
(Address)	(City)	(State)	(Zip Code)

January 6, 2010	3686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, __Jeffrey M. Tepper__ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to __SMG Securities, Inc.__ as of __12/31/25__ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

President
_____
Title

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

SMG Securities, Inc.
Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2025



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
SMG Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SMG Securities, Inc (the "Company"). as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as SMG Securities, Inc.'s auditor since 2026.

Adeptus Partners, LLC

Adeptus Partners, LLC

Ocean, New Jersey
April 14, 2026

SMG SECURITIES, INC.

December 31, 2025

STATEMENT OF FINANCIAL CONDITION

Assets

Cash	$	50,522
Prepaid expenses		42,715
Total assets	$	93,237

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	3,080
Due to related party		11,328
Total liabilities		14,408
Stockholder's equity		78,829
Total liabilities and stockholder's equity	$	93,237

The accompanying notes are an integral part of this statement of financial condition.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

December 31, 2025

1. **Business Activities and Summary of Significant Accounting Policies**

   Organization

   SMG Securities, Inc. (the "Company"), formerly known as Scott-Macon Securities, Inc. ("Inc."), wholly owned by SMG Associates, LLC (the "LLC"), is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company's activities primarily consist of arranging the private placement of various types of securities and other consulting services.

   Basis of Presentation

   The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") as contained in the Accounting Standards Codification ("ASC") issued by the Financial Accounting Standards Board ("FASB").

   Revenue Recognition

   The Company recognizes revenue in accordance with ASC Topic 606, "Revenue from Contracts with Customers" ("ASC 606"). This revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance requires an entity to follow a five steps model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligation, and (e) recognize revenue as the entity satisfies the performance obligation. In determining the transaction price, an entity may include variable consideration only to extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

   Investment Banking Revenue

   The Company provides advisory services on mergers and acquisitions. Such advisory service obligations are provided by the Company and consumed by the customer. Investment banking revenue is generally recognized at the point in time that the performance under the terms of the engagement letter is completed. In some circumstances significant judgment is needed to determine the timing and appropriate revenue recognition under a specific agreement. As the Company provides the services to seek potential investors for clients, it earns a monthly fee. If a successful transaction is achieved, a transaction fee is earned on the closing date of the transactions.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

December 31, 2025

1. **Business Activities and Summary of Significant Accounting Policies (continued)**

   Income Taxes

   In December 2023, the FASB issued ASU 2023-09 which amends the disclosure requirements for income taxes. The amendments require SEC-registered entities such as the Company to disclose specific categories in the income tax rate reconciliation, presented both as percentages and reporting currency amounts. The amended guidance is effective for the Company on January 1, 2025.

   Deferred income taxes are recognized for the future tax consequences of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. As of December 31, 2025, the Company has a federal net operating loss carryforward, from the current year of $181,171, available to offset future federal taxable income limited to 80% of taxable income in any single year. Since future income is uncertain a full valuation allowance of $61,736, the deferred tax asset resulting from the carryforward, has been recorded resulting in no deferred income tax provision.

   Use of Estimates

   The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

   Cash and Cash Equivalents

   The Company considers all liquid debt instruments acquired with a maturity of three months or less to be cash equivalents.

   Accounts Receivable

   The Company is subject to ASC Topic 326, "Financial Instruments—Credit Losses", also referred to as the current expected credit losses ("CECL") model. This standard requires recognition of lifetime expected credit losses for financial instruments measured at amortized cost and certain off-balance-sheet credit exposures.

   An allowance for the credit losses is based on the Company's expectation of the collectability of its receivables utilizing the CECL framework.

   The Company considers factors such as historical experience, credit quality, age of balance and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company did not record an allowance for credit losses at December 31, 2025.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

December 31, 2025

1.   Business Activities and Summary of Significant Accounting Policies (continued)

Concentration of Credit Risk

Financial instruments that subject the Company to risk of loss consist principally of trade receivables and deposits with financial institutions.

The Company grants credit to customers in the normal course of business. Credit risk with respect to trade receivables is considered minimal due to the Company's strict enforcement of its credit policies. However, the Company's ability to collect such amounts is affected by economic fluctuations. The Company, as is typical in its industry, does not require security deposits or other collateral. The Company provides for an allowance for credit losses doubtful accounts based on prior experience and aging of accounts receivable. Accounts receivable are written off when deemed uncollectable.

The Company maintains its cash in various financial institutions located throughout the United States of America. At times, such amounts may be in excess of the Federal Deposit Insurance Corporation insurance limits of $250,000 per depositor, per institution. The Company has not experienced any losses in such accounts.

2. Transactions With Parent & Affiliate

As of January 1, 2025, the Company was purchased from the parent of Inc. by the LLC, which is owned by a former employee of Inc. On that date the equity in Inc. was liquidated except for an agreed upon $10,000 of equity. Simultaneously the LLC contributed capital of $250,000 to the Company.

Over the course of the year there were advances to the Company from the LLC that were later offset by revenue sharing. At December 31, 2025, there was a net payable to the LLC of $11,328, as reflected in due to related party in the statement of financial condition.

3. Net Capital

SEC rule 15c3-1 requires broker-dealers to maintain certain minimum net capital amounts and also requires that the ratio of aggregate indebtedness to net capital does not exceed 15 to 1. Pursuant to rule 15c3-1, the minimum net capital is the greater of $5,000 or the aggregate indebtedness divided by 15. The net capital, as computed under rule 15c3-1, is $36,114 as of December 31, 2025. The Company's ratio of aggregate indebtedness to net capital was .40 to 1 as of December 31, 2025.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

December 31, 2025

4. <u>Segment Reporting</u>

The Company follows ASC 280, "Segment Reporting" (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance. The Company conducts its business activities and reports financial results as a single reportable brokerage services segment. The Chief Operating Decision Maker ("CODM") makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The CODM is the Company's President. The net income or loss is used by the CODM to evaluate the results of the business to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The nature of business and accounting policies of the brokerage services segment are the same as described in the organization and summary of significant accounting policies notes

5. <u>Subsequent Events</u>

The Company has evaluated its subsequent events that occurred since December 31, 2025 for potential recognition or disclosure through the date the statement of financial condition was issued. Management determined that there are no material subsequent events that would require adjustment to or disclosure in the Company's statement of financial condition and related notes.